COLOR STAR TECHNOLOGY CO., LTD.

80 Broad Street, 5th Floor

New York, NY 10007

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, NE

Washington, D.C., 20549

Attention:	Rebekah Reed

August 26, 2024

Re:	Color Star Technology Co., Ltd.
Registration Statement on Form F-3 (File No. 333-281668)
Initially Filed on August 20, 2024

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Color Star Technology Co., Ltd. (the “Company”) hereby requests acceleration of effectiveness of the above referenced Registration Statement, so that it will become effective at 4:30 p.m. ET on August 28, 2024, or as soon as thereafter practicable.

Very truly yours,

/s/ Louis Luo
Name: Louis Luo
Title: Chief Executive Officer

cc:	Joan Wu, Esq.
Hunter Taubman Fischer & Li LLC